10025671

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. Mangum Street Suite 550
(No. and Street)

Durham (City) NC (State) 27713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Simonson (919) 490-6717 ext.100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP.
(Name – *if individual, state last, first, middle name*)

702 Oberlin Road Suite 410 (Address) Raleigh (City) NC (State) 27605 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy L. Simonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verity Investments, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSAY M. WOODARD
Notary Public
Wake County
My Commission expires 04/26/2012
NORTH CAROLINA

Signature

VP Finance

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Verity Investments, Inc.
Table of Contents

Rives & Associates, LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
Verity Investments, Inc.

We have audited the accompanying balance sheet of Verity Securities, Inc. as of December 31, 2009 and 2008, and the related statements of income and retained deficit, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rives & Associates, LLP

February 24, 2010

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

VERITY INVESTMENTS, INC.
Statements of Financial Condition
December 31, 2009 and 2008

ASSETS

	2009	2008
Current assets:		
Cash and cash equivalents	$ 160,171	$ 65,615
CRD deposits	685	922
Short-term investments	31,674	31,246
Commission receivable	529,855	402,159
Other assets	224	-
Receivable from parent	140,899	269,896
Total assets	$ 863,508	$ 769,838

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities:		
Accounts payable	$ 453,954	$ 400,215
Line of credit	720	32,224
Income tax payable to parent	18,320	12,372
Total current liabilities	472,994	444,811
Stockholders' equity:		
Common stock, no par value; authorized, 100,000 shares; issued and outstanding, 1,000	31,000	31,000
Retained earnings	359,514	294,027
	390,514	325,027
Total liabilities and stockholder's equity	$ 863,508	$ 769,838

Notes to financial statements are an integral part hereof
See independent auditors' report

VERITY INVESTMENTS, INC.
Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Brokerage commissions	$ 275,482	$ 285,530
Advisory fees	1,787,716	1,547,042
12b-1 distribution fees	141,340	176,419
Municipal income	389	944
Other income	444	1,413
Total revenues	2,205,371	2,011,348
Expenses:		
Commission expense	1,220,255	1,051,309
Management fee	264,400	268,000
Licenses	13,664	12,393
Professional fees	286,805	264,539
Salaries	260,572	186,306
Office expense	13,380	87,986
Insurance	3,436	8,740
Software	908	2,729
Advertising	2,157	1,700
Miscellaneous expense	55,807	51,180
Total expenses	2,121,384	1,934,882
Income before income taxes	83,987	76,466
Provision for income taxes	18,500	18,074
Net income	$ 65,487	$ 58,392

Notes to financial statements are an integral part hereof
See independent auditors' report

VERITY INVESTMENTS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Retained Earnings
Balances at December 31, 2006	$ 31,000	$ 164,295
Net income for 2007	-	71,340
Balances at December 31, 2007	31,000	235,635
Net income for 2008	-	58,392
Balances at December 31, 2008	$ 31,000	$ 294,027
Net income for 2009	-	65,487
Balances at December 31, 2009	$ 31,000	$ 359,514

Notes to financial statements are an integral part hereof
See independent auditors' report

VERITY INVESTMENTS, INC.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 65,487	$ 58,392
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Decrease (increase) in assets:		
CRD deposits	237	(498)
Commissions receivable	(127,696)	(44,953)
Other assets	(224)	-
Receivable from parent	128,997	(84,660)
Increase (decrease) in liabilities:		
Accounts payable	53,739	54,455
Income tax payable to parent	5,948	(7,201)
Net cash provided (used) from operating activities	126,488	(24,465)
Cash flows from investing activities:		
Purchases of short-term investments	(428)	(1,246)
Net cash used from investing activities	(428)	(1,246)
Cash flows from financing activities:		
(Payments) borrowings, net on line of credit	(31,504)	3,065
Net cash provided by financing activities	(31,504)	3,065
Net increase (decrease) in cash	94,556	(22,646)
Cash, beginning of year	65,615	88,261
Cash, end of year	$ 160,171	$ 65,615
Supplemental Disclosures of Cash Flow Information		
Cash payment for:		
Interest	$ 6,266	$ 2,992
Income taxes	$ 6,292	$ 26,827

Notes to financial statements are an integral part hereof
See independent auditors' report

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and it is also a member of the Financial Industry Regulatory Authority (FINRA), and finally it is also an SEC-Registered Investment Advisor. It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company is a North Carolina corporation that is a wholly-owned subsidiary of Verity Asset Management, Inc. (the "Parent").

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Certificates of Deposit

Certificates of Deposit totaling $31,674 and $31,246 as of December 31, 2009 and 2008, respectively, are included in short-term investments in the accompanying financial statements. The certificates bear interest of 4.8% and have a maturity of ten months, with penalties for early withdrawal.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rate. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between year.

Bad Debts

The Company uses the allowance method to determine uncollectible accounts. At December 31, 2009 and 2008, management believes that all commissions receivable are collectible. Therefore, no allowance for doubtful accounts has been recorded.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain items in the 2008 financial statements have been reclassified to conform to the presentation adopted for the 2009 financial statements. These reclassifications have no effect on previously reported net income or retained earnings.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2009, the Company had net capital of $242,924, which was $212,260 in excess of its required minimum net capital of $-. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.89 to 1. At December 31, 2008 the Company had net capital of $46,681, which was $18,203 in excess of its required minimum net capital of $28,478. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 9.15 to 1.

NOTE 3 – RELATED PARTY

By an agreement dated June 28, 1996, Verity Asset Management, Inc. the Parent company of Verity Investments, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies, utilities, and salaries. Under this agreement Verity Investments, Inc. was not responsible for reimbursing Verity Asset Management, Inc. However, Verity Investments paid Verity Asset Management a management fee.

Effective December 31, 2003, an agreement exists between the two parties by which all such expenses must be reimbursed to the Parent based on a reasonable allocation plan.

Total management fees paid and reimbursements paid to the Parent by the Company were $786,960 and $652,663 for the years ended December 31, 2009 and 2008, respectively.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company maintains bank accounts at an institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. On October 3, 2008 the federal government passed the Emergency Economic Stabilization Act of 2008 which temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The increased coverage is scheduled to expire on December 31, 2013. The Company does not have deposits in excess for the year ended 2009 or 2008

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company has adopted a SIMPLE IRA plan which covers all employees with a minimum of one year of service, subject to age and hours of service restrictions. The Company matches the employees' contributions on a dollar for dollar basis up to 3% of compensation. Contributions made under the plan totaled $1.734 and $1,500 for the years ended December 31, 2009 and 2008, respectively.

NOTE 6 – LINE OF CREDIT

The Company has a line of credit with a maximum borrowing capacity of $35,000 and an interest rate of 18.24%. $34,280 and $2,776 were available on the line of credit at December 31, 2009 and 2008, respectively.

NOTE 7 – ACCOUNTING DEVELOPMENTS

In July 2006, the Financial Accounting Standards Board, (FASB), issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109* (FIN 48), subsequently titled under the FASB Accounting Standards Codification (ASC) as ASC 740. ASC 740 clarifies the accounting uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company has adopted the provisions of FASB ASC 740 during the year ended December 31, 2009. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15C3-1 of the
Securities and Exchange Commission
December 31, 2009

		2009
Net Capital		
Total stockholders' equity	$	390,514
Deductions and/or changes:		
Nonallowable assets:		
Unallowable accounts receivable		6,006
CRD deposits		685
Receivables from parent		140,899
Net Capital	$	242,924
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	453,954
Total aggregate indebtedness	$	453,954
Computation of basis net capital requirement		
Minimum net capital required:		
Company	$	30,264
Minimum dollar requirement	$	25,000
Net capital required (greater of the above)	$	30,264
Excess net capital	$	212,660
Excess net capital at 1,500 percent	$	212,660
Excess net capital at 1,000 percent	$	3,966
Ratio: Aggregate indebtedness to net capital		1.87
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	261,020
Audit adjustment to correctly state investments		224
Audit adjustment to income tax expense		(18,320)
Net capital, per above	$	242,924

Verity Investments, Inc.
(A Wholly-Owned Subsidiary of
Verity Asset Management, Inc.)

Independent Auditors' Report,
Financial Statements and
Supplementary Information
Years Ended December 31, 2009 and 2008